Mail Stop 4561

April 9, 2008

Rahul C. Prakash
Chairman and Chief Executive Officer
SouthPeak Interactive Corporation
3130 Fairview Park Drive, Suite 500
Falls Church, Virginia 22042

> **Re:** **SouthPeak Interactive Corporation**
> **Amendment No. 2 to Form S-4**
> **Filed on April 1, 2008**
> **File No. 333-148691**

Dear Mr. Prakash:

We have reviewed your responses and amended Form S-4 and have the following comments. Please note that page references herein correspond with the marked version of Amendment No. 2 to Form S-4.

Background of the Merger, page 39

1. On page 43, you refer to a preliminary report and a final report provided to you by Hudson Square. Item 21(c) of Form S-4 requires you to file as exhibits to your Form S-4 all such reports referred to in the prospectus. Please file these reports as exhibits to your Form S-4. Please also state whether Hudson Square determined or recommended the amount of consideration to be paid in the transaction. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Proposal to approve provisions of SP Holdings' Restated Certificate of Incorporation, page 78

2. Please disclose what will result in the event the merger agreement is approved but only some of the provisions of the restated certificate of incorporation are approved. If all of the provisions of the restated certificate of incorporation must be approved in order for the merger to be consummated, please clearly and prominently disclose this.

SP Holdings Unaudited Pro Forma Condensed Combined Balance Sheet, page 132

3. Please refer to the second bullet point of comment 39 of our letter dated March 24, 2008. As indicated by paragraph 16 of EITF 00-19, if settling the Founder's Warrants in unregistered shares requires a penalty that would be avoided by SP Holdings under other settlement alternatives, the option to settle in unregistered shares should be disregarded, leaving options to settle in either registered shares or to net-cash settle. As indicated by paragraph 17 of EITF 00-19, since you cannot control whether you have an effective registration statement, and it is unlikely that nonperformance would be an acceptable alternative, it appears that you should assume net-cash settlement if you are unable to deliver registered shares. Given the above, please explain to us in more detail how you determined it was appropriate to classify the Founder's Warrants as equity within the pro forma financial statements of SP Holdings and provide us with a copy of this registration rights agreement to support your conclusion.

SP Holdings Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended January 1, 2008, page 136

4. We note from footnote (o) that you are using an effective tax rate of 38%. However, the tax provision assuming max conversion appears to be an effective tax rate of 36.6%. Please advise or revise.

Certain Relationships and Related Party Transactions, page 145

5. Please refer to comment 31 of our letter dated March 24, 2008. Please explain how the amount of principal repaid exceeds the largest principal amount outstanding in many instances in the table provided on page 146, and in the subsequent paragraph regarding advances from Terry Phillips. Please include narrative or footnote disclosure to the extent required to understand the tabular disclosure. Please also explain why Phillips Land does not appear in the table.

SouthPeak Financial Statements for the Period Ended December 31, 2007

Note 1 – Summary of Significant Accounting Policies – Revenue Recognition, page F-26

6. You appear to have added a partial sentence to the end of your revenue recognition policy, beginning with the words, "Pursuant to EITF 00-21." Please advise or revise.

GSPAC Financial Statements for the Period Ended January 31, 2008

General

7. We note your response to comment 40 of our letter dated March 24, 2008; however, it is unclear to us where you have corrected your interim financial statements. Specifically, it appears that your equity statement should reflect a net loss for the three months ended October 31, 2007 of $403,736, and your cash flow statement should reflect net cash used in investing activities for the inception to January 31, 2008 period of $30,199,000. Please advise or revise.

Exhibits

Opinions

8. You have not yet filed your legal opinion or your tax opinion. Be aware that we will need adequate time to review your opinions prior to acceleration of the effective date of your registration statement. We advise you to file these documents as soon as possible.

You may contact Jennifer Thompson at 202-551-3737 or Craig Wilson, Senior Assistant Chief Accountant, at 202-551-3226, if you have questions regarding comments on the financial statements and related matters. Please direct all other questions to Maryse Mills-Apenteng at 202-551-3457 or David Orlic, Special Counsel, at 202-551-3503. If you require further assistance, please contact the undersigned at 202-551-3462.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via facsimile: 703-749-1301
        Mark J. Wishner, Esq.
        Jason T. Simon., Esq.
        Greenberg Traurig, LLP